DYNO
Dyno Nobel

RECEIVED
2006 NOV -7 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 19/09/2006


06018209

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

ASX Announcement/Media Release

27 October 2006

Dyno Nobel to Relocate Certain American Production Facilities

Dyno Nobel Limited (ASX:DXL) today announced that following a detailed assessment of its American production facilities, the Company will relocate a portion of its non-electric detonator assembly production from its Wolf Lake Illinois site to its CMMPM Mexico site. The associated detonator and delay production will be relocated from its Simsbury Connecticut site to CMMPM Mexico.

These changes will enable Dyno Nobel to extract cost savings, remain competitive in the marketplace - resulting in an improved and more efficient global manufacturing footprint.

The assessment included an analysis of production requirements, equipment and cost to produce, all of which are designed to meet or exceed Dyno Nobel's current service and delivery capabilities.

American employees whose positions are impacted will be eligible for severance benefits and outplacement assistance consistent with the Company's policy. Retirement packages for certain employees impacted by these changes will be available based on age and service. Actual employee reductions will begin in January 2007, and will be spread over the following several months. All transition activity is scheduled to be complete by the end of June 2007.

These changes will have no impact on the Australian/Asia Pacific business units.

-ENDS-

For media enquires contact:

Gloria Barton, Cannings 0413 520 603

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AUD2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.